APPENDIX A
to INVESTMENT ADVISORY AGREEMENT
As Amended 4/29/16

Separate Series of Hatteras Alternative Mutual Funds Trust

Fund	Annual Fee Rate
Hatteras Alpha Hedged Strategies Fund	0.25% of average daily net assets
Hatteras Long / Short Equity Fund	0.00% of average daily net assets
Hatteras Long / Short Debt Fund	0.00% of average daily net assets
Hatteras Alternative Multi-Manager Fund	0.25% of average daily net assets
Hatteras Managed Futures Strategies Fund	1.75% of average daily net assets
Hatteras Event Driven Fund	1.75% of average daily net assets
Hatteras Market Neutral Fund	1.75% of average daily net assets
Hatteras Disciplined Opportunity Fund	1.25% of average daily net assets

HATTERAS ALTERNATIVE MUTUAL FUNDS TRUST

By: /s/ R. Lance Baker
Name: R. Lance Baker
Title: Treasurer

HATTERAS FUNDS, LP

By: /s/ R. Lance Baker
Name: R. Lance Baker
Title: Chief Financial Officer